Exhibit 99.1

Interim analysis of triple-blind, randomized iMRI trial proves better results for glioma patients

Fudan University neurosurgeons receive journal award at CNS for high-ranking clinical research using VISIUS Surgical Theatre

MINNEAPOLIS, Oct. 22, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that neurosurgeons from Huashan Hospital at Fudan University in Shanghai, China, have received a prestigious clinical journal award for their preliminary results which suggest that high-field intraoperative MRI (iMRI) within the VISIUS® Surgical Theatre contributes to increased complete resection rates in glioma tumors.

The neurosurgical team led by Dr. Jin-song Wu was honored with the Journal of Neuro-Oncology Award at the Congress of Neurological Surgeons (CNS) Annual Meeting on October 21 in San Francisco for their presented research.

When completed, the authors are confident the prospective, parallel, randomized, triple-blind controlled trial will provide the highest level evidence to date of the value of iMRI in treating both low and high-grade gliomas. The early results reinforce that high-field iMRI-guided surgery is more effective in achieving complete resection than conventional neuronavigation-guided surgery. Other published studies on high-field iMRI have been mainly retrospective.

"Our preliminary results confirm some of the assumptions that intraoperative MRI enables reliable resection control to eliminate the effect of brain shift on extent of resection," Dr. Wu said. "This leads to more improved progression free survival and quality of life than using conventional neuronavigation. Although these are early results we believe they are showing trends to statistical significance and will be the highest level of iMRI evidence for glioma surgery to date."

With 114 patients enrolled, complete resection rates in the iMRI group and control group were 86% and 53%, respectively. These results are backed up by volumetric analysis of extent of resection and noted as being statistically significant.

"Level one evidence is the strongest clinical evidence available and is important in developing standard of care and reimbursement," said Jay D. Miller, IMRIS CEO and President. "We look forward to the continuation of this trial and further results."

The IMRIS VISIUS Surgical Theatre with iMRI at Huashan Hospital allows neurosurgeons to take high-quality MR images during surgery to see the area of the brain they are operating on in exquisite detail, see tumor size and shape, and distinguish between healthy and unhealthy tissue more easily. The surgeon can take images before completing the surgery and check if additional tumor or abnormal tissue removal is needed to reduce risk of re-operation.

Unlike other iMRI systems, the scanner moves between two adjoining rooms - one intended for surgery and the other for diagnostic scanning - on ceiling-mounted rails to the patient so the surgical team can maintain optimal surgical positioning, access and techniques without moving the patient.

Huashan Hospital is one of three VISIUS Surgical Theatre installations in China with iMRI suites currently in development at two other Chinese hospitals.

For complete information on the study, see http://clinicaltrials.gov/show/NCT01479686.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 10:30e 22-OCT-13